Edesa Biotech, Inc. 100 Spy Court, Markham, Ontario L3R 5H6 (289) 800-9600 | www.edesabiotech.com

February 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner Vanessa Robertson

Re:	Edesa Biotech, Inc. Form 10-K for Fiscal Year Ended September 30, 2024 File No. 001-37619

Dear Ms. Mariner and Ms. Robertson:

Edesa Biotech, Inc. (the “Company,” “we,” or “our”) acknowledges receipt of your comment letter (the “Comment Letter”) dated February 20, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) regarding the above-referenced Form 10-K, as filed on December 13, 2024. As such, set forth below is the Company’s response to the comment contained in the Comment Letter. To facilitate the Staff’s review, the Company has included the Staff’s comment in bold italics below.

Form 10-K for Fiscal Year Ended September 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

1.

Considering the significant research and development expenses you have historically incurred and expect to continue to incur, please provide revised disclosure to be included in future filings to include more disaggregated disclosures for your research and development expenses. Please address the following to more clearly disclose the trends experienced during the periods presented:

	•	Revise to break out the costs incurred during each period presented by product candidate or therapeutic area.
	•	If you do not track your research and development costs by product or therapeutic area, please disclose that fact and separately quantify the total amount of external costs recognized for each period presented.
	•	For all other research and development expenses, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. quantify by nature or type of expense). The total of costs broken out should reconcile to total research and development expense on the Statements of Operations.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it tracks research and development expenses as either external research and development expenses or internal research and development expenses. External research and development expenses include clinical trial costs, contract manufacturing costs, research and innovation costs, pre-clinical study costs and other development costs that are either incurred for a specific clinical program or incurred for pre-clinical or early-stage programs. The Company also incurs external research and development expenses related to general research and development costs that are not related to any specific program.

The Company’s internal research and development costs consist primarily of compensation and related personnel costs and other general research and development costs that support the entire research and development group and are not tracked by program. As such, the only research and development costs that the Company tracks by program are external research and development expenses incurred for a specific program.

Edesa Biotech, Inc. 100 Spy Court, Markham, Ontario L3R 5H6 (289) 800-9600 | www.edesabiotech.com

The Company intends to include tables similar to those set forth on Exhibit A hereto in the section titled Results of Operations in Part II, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations of its Quarterly Report on Form 10-Q for the period ending March 31, 2025, as well as narrative disclosure accompanying such tables. Because the quarter ending March 31, 2025 has not been completed, the form of the narrative disclosure accompanying the tables is not set forth on Exhibit A. We will include similar tables in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K on a prospective basis. Such tables will be included in the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please contact the undersigned if you have any comments or questions regarding the foregoing. Thank you in advance for your cooperation in connection with this matter.

EDESA BIOTECH, INC.

/s/ Stephen Lemieux
Stephen Lemieux Chief Financial Officer

cc: Steven M. Skolnick, Esq., Lowenstein Sandler LLP

cc: Tracy Buffer, Esq., Lowenstein Sandler LLP

Edesa Biotech, Inc. 100 Spy Court, Markham, Ontario L3R 5H6 (289) 800-9600 | www.edesabiotech.com

Exhibit A

The following table summarizes our research and development expenses incurred during the three months ended March 31, 2025 and 2024, together with the dollar increase or decrease in those items:

(In thousands)		Three Months Ended March 31,			Change
		2025		2024	$
Program-specific external costs:
EB06	$		$
EB05
Other development and discovery programs
Total program-specific costs
Non-program specific external costs
Unallocated internal costs
Compensation and related personnel costs
Other expenses
Total unallocated internal costs		—		—	—
Total research and development costs		—		—	—

The following table summarizes our research and development expenses incurred during the six months ended March 31, 2025 and 2024, together with the dollar increase or decrease in those items:

(In thousands)		Six Months Ended March 31,			Change
		2025		2024	$
Program-specific external costs:
EB06	$		$
EB05
Other development and discovery programs
Total program-specific costs
Non-program specific external costs
Unallocated internal costs
Compensation and related personnel costs
Other expenses
Total unallocated internal costs		—		—	—
Total research and development costs		—		—	—